United States securities and exchange commission logo





                          January 6, 2022

       Douglas Campoli
       Chief Financial Officer and Treasurer
       Arcimoto Inc.
       2034 West 2nd Avenue
       Eugene, Oregon 97402

                                                        Re: Arcimoto Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 30,
2021
                                                            File No. 333-261955

       Dear Mr. Campoli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David Mannheim